United States securities and exchange commission logo





                            September 16, 2022

       John Cotterell
       Chief Executive Officer
       Endava plc
       125 Old Broad Street
       London EC2N 1AR

                                                        Re: Endava plc
                                                            Form 20-F for the
fiscal year ended June 30, 2021
                                                            File No. 001-38607

       Dear Mr. Cotterell:

               We have reviewed your September 12, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our reference to any prior comment is to the comment in our August 22, 2022 letter.

       Form 20-F for the fiscal year ended June 30, 2021

       General

   1. We have reviewed your response to prior comment 1 and continue to believe that the
                                                        Endava plc financial
statements are materially deficient for any years that KPMG Audit
                                                        SRL, a firm that is not
registered with the Public Company Accounting Oversight Board
                                                        (   PCAOB   ), played a
substantial role in the audit. Please correct the material deficiency in your audited
financial statements to comply with Section 102(a) of the Sarbanes-Oxley
                                                        Act and PCAOB Rule 2100
that require any accounting firm playing a substantial role in the audit of an issuer
be registered with the PCAOB.
 John Cotterell
FirstName
Endava plcLastNameJohn Cotterell
Comapany 16,
September  NameEndava
               2022     plc
September
Page 2     16, 2022 Page 2
FirstName LastName
       You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Jaime Chase